# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street,, 80th Floor, Suite A,, New York, New York (NY), 10007
Date of event which requires filing of this statement: 05/09/2026
Filed by CIK 0001851865
Persons authorized to receive notices and communications: Ilan Katz, Dentons US LLP, 1221 Avenue of the Americas,, New York, New York (NY), 10020, (212) 768-6700

## Reporting persons
- Novator Capital Sponsor Ltd. (CIK 0001851865): type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 659,446; shared voting power 0; sole dispositive power 659,446; shared dispositive power 0; aggregate amount beneficially owned 659,446 (5.02% of the class)
  Comment: (1) The reported shares beneficially owned include (i) 613,396 shares of Class A Common Stock; and (ii) 46,050 shares of Class A Common Stock issuable upon the exercise of warrants to purchase Class A Common Stock of the Issuer (the "Warrants"). As adjusted for the Reverse Stock Split, each whole share of Class A Common Stock underlying the Warrants is exercisable at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.
  
  (2) The reported percent of class represented is calculated based upon 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 11, 2026, plus the 46,050 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Person.
- The Telco Holding Trust: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 298,756; shared voting power 0; sole dispositive power 298,756; shared dispositive power 0; aggregate amount beneficially owned 298,756 (2.28% of the class)
  Comment: (1) The reported shares beneficially owned include 298,756 shares of Class A Common Stock.
  
  (2) The reported percent of class represented is calculated based upon 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 11, 2026.
- Thor Bjorgolfsson: type of reporting person: individual (IN); citizenship or place of organization: Iceland (K6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 958,202; shared voting power 0; sole dispositive power 958,202; shared dispositive power 0; aggregate amount beneficially owned 958,202 (7.3% of the class)
  Comment: (1) The reported shares beneficially owned include (i) 912,152 shares of Class A Common Stock held of record by Novator Capital Sponsor Ltd., a Cyprus limited liability company ("NCSL"); (ii) 46,050 shares of Class A Common Stock issuable upon the exercise of Warrants held of record by NCSL; and (iii) 298,756 shares of Class A Common Stock held of record by the irrevocable discretionary trust known as The Telco Holding Trust (the "The Telco Holding Trust") for which BB Trustees S.A. acts as trustee; the directors of such trust are Peter Mitchell, Arnaud Cywie and Alessandro Passardi. As adjusted for the Reverse Stock Split, each whole share of Class A Common Stock underlying the Warrants is exercisable at a price of $575.00 per share, subject to adjustment. The Warrants expire on August 22, 2028.
  
  (2) The securities beneficially owned are held directly by NCSL and The Telco Holding Trust and Thor Bjorgolfsson may be deemed to have dispositive and voting control over those securities. NCSL is indirectly 99.9% owned by the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trust Company SA acts as trustee; the directors of such trust are Alessandro Passardi, Peter Mitchell and Arnaud Cywie. Mr. Bjorgolfsson disclaims beneficial ownership of the shares owned by NCSL and The Telco Holding Trust.
  
  (3) The reported percent of class represented is calculated based upon 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on May 11, 2026, plus the 46,050 shares of Class A common stock issuable upon the exercise of the Warrants held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street,, 80th Floor, Suite A,, New York, New York (NY), 10007
Comment:
This Amendment No. 9 ("Amendment No. 9") amends and supplements the original Schedule 13D filed with the SEC on March 18, 2021 (as amended by Amendment No. 1 filed with the SEC on August 28, 2023, Amendment No. 2 filed with the SEC on October 20, 2023, Amendment No. 3 filed with the SEC on October 25, 2024, Amendment No. 4 filed with the SEC on November 21, 2024, Amendment No. 5 filed with the SEC on December 2, 2024, Amendment No. 6 filed with the SEC on December 17, 2024, Amendment No. 7 filed with the SEC on May 20, 2025, and Amendment No. 8 filed with the SEC on March 23, 2026, the "Original Schedule 13D") relating to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of the Issuer, Better Home & Finance Holding Company, a Delaware corporation, formerly Aurora Acquisition Corp., a Cayman Islands exempted company.

Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 9 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 9 is being filed to report the current percentage of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act) and Warrants beneficially owned by the Reporting Persons, and reflects an increase of more than one percent in the percentage of outstanding Class A Common Stock that Thor Bjorgolfsson beneficially owns, or may be deemed to beneficially own, which resulted from purchases of shares of Class A Common Stock by The Telco Holding Trust.

## Item 2. Identity and Background
Name of person filing: This statement is filed by (i) NCSL, (ii) The Telco Holding Trust, and (iii) Thor Bjorgolfsson (collectively, the "Reporting Persons").
Residence or business address: The business address of the Reporting Person is at 2, Rue Jargonnant, CH-1207 Geneva, Switzerland.(c) NCSL is a Cyprus limited liability company, wholly owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Alessandro Passardi, Peter Mitchell and Arnaud Cywie. The Telco Holding Trust is a Gurnsey entity for which BB Trustees S.A. acts as trustee; the directors of such trust are Peter Mitchell, Arnaud Cywie and Alessandro Passardi. Thor Bjorgolfsson may have dispositive and voting control over those securities held by NCSL and The Telco Holding Trust, as described herein. Mr. Bjorgolfsson disclaims beneficial ownership of the shares owned by each of NCSL and The Telco Holding Trust.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NCSL is a Cyprus limited liability company. The Telco Holding Trust is a Guernsey irrevocable discretionary trust. Mr. Bjorgolfsson is a citizen of Iceland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Purchaser by Telco Holding Trust: Between May 7, 2026 and May 8, 2026, Telco Holding Trust purchased an aggregate of 298,756 shares of Class A Common Stock of the Issuer in open market purchases, as set forth in Annex A hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: None.

## Signatures
- Novator Capital Sponsor Ltd.: /s/ Pericles Spyrou, Pericles Spyrou, Director (05/19/2026)
- The Telco Holding Trust: /s/ Peter Mitchell, Peter Mitchell (05/19/2026)
- The Telco Holding Trust: /s/ Arnaud Cywie, Arnaud Cywie (05/19/2026)
- Thor Bjorgolfsson: /s/ Thor Bjorgolfsson, Thor Bjorgolfsson (05/19/2026)